Exhibit 99.1

NCI Announces Expansion Plan of UAE and GCC Retail Markets through Signing of MOU with Retail Operator Liwa Trading Enterprises LLC to Establish Joint Venture

HONG KONG, May 21, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”), a one-stop apparel solution services provider, today announced its expansion plan of UAE and GCC retail markets through the signing of a Memorandum of Understanding (“MOU”) with Liwa Trading Enterprises LLC (“Liwa”), a prominent retail group headquartered in the United Arab Emirates (“UAE”), to establish a joint venture company (“JV”) in the UAE.

The joint venture will leverage the complementary strengths of NCI and Liwa to expand the reach of apparel products and services in the UAE and wider Gulf Cooperation Council (GCC) region, including Saudi Arabia, Kuwait, Bahrain, Qatar, and Oman. The JV will focus on retail, wholesale, distribution, and e-commerce operations, bringing together NCI’s design and supply chain expertise with Liwa’s extensive regional market knowledge and established distribution network.

“Liwa has a proven track record of delivering exceptional customer experiences and driving growth in the Middle Eastern retail landscape,” said Ms Eva Siu, Chairlady of the Board of Directors and Chief Executive Officer of NCI. “By partnering with their respected team, we see tremendous opportunities to deliver innovative apparel offerings and enhance the shopping experience for customers across the GCC.” “The partnership with Liwa enables NCI to expand into the retail markets of UAE and GCC region, where we see demand for our products is increasing exponentially. Our target is to build a platform for our retail arm with a focus in the UAE, GCC and the U.K and to become the most preferred brand in the local market.” Eva added.

Mr. Patrick Lau, Chief Financial Officer of NCI, commented, “Liwa operates over 250 stores in the fashion, accessories, and home goods categories under renowned regional and international brands in the GCC. Combining our respective capabilities, we aim to become the preferred destination for fashion-conscious consumers in the region and drive significant value for all stakeholders.” “Liwa not only provides local network, but also additional capital for our development. We are exploring different means to fulfil the funding needs to support the expansion of our retail operation, including but not limited to private investment and spinning-off the retail operation in the local capital market in the medium to long term.”

The JV will have an initial term of 10 years, with automatic renewals for successive 10-year periods, unless terminated by either party. The JV is expected to commence operations in the UAE by the fourth quarter of 2024.

Additional details on the JV formation will be announced once available.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Liwa Trading Enterprises LLC

Liwa Trading Enterprises LLC is a subsidiary of Al Nasser Holdings, a prominent UAE-based conglomerate. Established in 1987, Liwa was founded to build a presence in the retail sector. Over the years, Liwa has developed a diverse retail portfolio across fashion, footwear, accessories, and home categories. The company operates 20 international brands with 250 stores throughout the GCC region.

Liwa’s market expertise has enabled successful franchise partnerships, allowing it to cater to evolving consumer needs and provide a best-in-class retail experience. From a single store opening in Abu Dhabi in 1987, Liwa has grown to become a significant regional player.

Upholding Al Nasser Holdings’ vision, Liwa remains committed to delivering exceptional customer experiences and expanding its brand portfolio to meet market demands.

For more information, please visit www.liwastores.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the licensed brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com